Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands, except ratios)
	(unaudited)
Income before income taxes	$215,759	$(828,482)	$(262,030)	$129,793	$264,334	$89,274
Add: Fixed charges	62,438	54,213	46,974	43,304	52,581	43,529
Add: Amortization of capitalized interest	1,265	1,273	2,667	1,353	1,037	703
Less: Capitalized interest	(25,100)	(19,292)	(6,662)	(5,395)	(9,877)	(9,899)

Earnings before fixed charges	$254,362	$(792,288)	$(219,051)	$169,055	$308,075	$123,607

Fixed charges:
Interest expense, net of capitalized interest	$37,088	$34,709	$40,087	$37,706	$42,516	$33,510
Capitalized interest	25,100	19,292	6,662	5,395	9,877	9,899
Portion of rental expense representative of an interest factor	250	212	225	203	188	120

Total fixed charges	$62,438	$54,213	$46,974	$43,304	$52,581	$43,529

Ratio of earnings to fixed charges	4.1	— (1)	— (2)	3.9	5.9	2.8

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $846.5 million. Earnings for the year ended December 31, 2008 included an impairment write down of $1,182.8 million.
(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $266.0 million. Earnings for the year ended December 31, 2009 included an impairment write down of $218.9 million.